SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                             EDGAR Filing.net, Inc.
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                              (Name of Issuer)


                  Common Stock, par value $.001 per share
     ---------------------------------------------------------------
                         (Title of Class of Securities)

                                  279 754 10 5
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                                 (CUSIP Number)

                                  Michele Brown
                         Midwest Merger Management, LLC
                             10602 Timberwood Circle
                           Louisville, Kentucky 40223
                                  502-339-4000
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  April 19, 2002
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

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CUSIP NO.   279 754 10 5                                     PAGE 1  OF 4 PAGES
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1 NAME OF REPORTING PERSON  Midwest Merger Management, LLC

 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 61-1397710

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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (A) [ ]
                                                                       (B) [X]

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3  SEC USE ONLY


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4  SOURCE OF FUNDS (See Instructions) WC and OO


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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM  2(d) or 2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION                              Kentucky


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7     SOLE VOTING POWER:                             6,837,615


  NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY
     EACH       ---------------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER         6,837,615
    PERSON
     WITH
                ---------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  6,837,615
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12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES        (See Instructions) [ ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            89%

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14     TYPE OF REPORTING PERSON (See Instructions)            00

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CUSIP NO.   279 754 10 5                                     PAGE 2  OF 4 PAGES
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ITEM 1.     SECURITY AND ISSUER.

This Statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of EDGAR Filing.net, Inc.(the "Registrant"), a corporation organized under the laws of the State of Nevada with it's principal executive office is located at 3639 Midway Drive, Suite B-339, San Diego, CA 92110

ITEM 2.     IDENTITY AND BACKGROUND.

(a) This Statement is being filed by Midwest Merger Management, LLC, a Kentucky limited liability company ("Midwest").

(b) The business address of the Midwest 10602 Timberwood Circle, #9, Louisville, Kentucky 40223.

(c) Midwest is a company that owns interests in logistics, transportation and co-employer services firms. The sole directors and executive officers of Midwest are Sheri Huff, President and Director and Michele Brown, Secretary.


(d)-(e) During the past five years, Midwest nor, to the best of its knowledge, any of the persons with respect to whom information is given in response to this
Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to such laws.

(f) Each of the directors and executive officers of Midwest are citizens of the United States.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Midwest agreed to pay $210,000 for 6,837,615 shares of Common Stock. The source of the funds used and will be used to purchase the Common Stock was and will be general corporate funds of Midwest. As additional consideration, Midwest transferred to the Shareholders (as that term is hereinafter defined in Item 5), on a pro rata basis: (1) 325,000 newly issued shares of the Registrant's Common Stock, restricted pursuant to Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"); and (ii) 25,000 shares of Midwest's free-trading common stock of Certified Services, Inc, a publicly owned and traded Nevada corporation ("CSRV").


ITEM 4.     PURPOSE OF TRANSACTION.

            Midwest acquired its interest in the Common Stock to acquire control of a majority of the issued and outstanding Common Stock of the Registrant in order to implement its business plan as a fully reporting and publicly owned Company. Midwest intends to move the principal offices of the Registrant to 477 Madison Avenue, 12th Floor, New York, NY 10022. As a result of this acquisition of control of the Registrant, Kamyar Beihagi and Volker Hoehne, the sole officers and directors of the Registrant, have resigned and Midwest has filled the vacancies on the Board of Directors with David Neely who nominated and elected the following officers and directors: David Neely, President and Secretary. On August 13, 2002, and prior to his resignation as the Registrant's interim director, David Neely nominated and elected Anthony R. Russo as the Registrant's interim director to serve until the next annual meeting of the Registrant's stockholders or until his respective successor is duly elected.


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CUSIP NO.   279 754 10 5                                      PAGE 3 OF 4 PAGES
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         As of the date of this report, Midwest has not entered into negotiations with any individual, firm or entity concerning a potential business combination with the Registrant.

         ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the date hereof Midwest owns 6,837,615 shares of Common Stock. According to the Registrant's Form 10-Q for the quarterly period ended March 31, 2002, the Registrant'S had 7,686,125 shares of Common Stock outstanding as of April 19, 2002. Based on such number, and as of the date hereof, Midwest has beneficial ownership of approximately 89% of the Registrant's Common Stock.

                  (b) Midwest has the sole power to vote or to direct the vote of, and to dispose or to direct the disposition of all, the shares of Common Stock owned by Midwest described in subsection (a) of this Item 5.

                  (c) On April 19, 2002, Midwest entered into a Stock Purchase Agreement with Kamyar Beihagi, Don Miner, Michael Kelly, Lloyd and Joanne Mcewan, Antonio Santos and Pangea Pacific LLC,(collectively the "Shareholders"). Pursuant to the agreement, Midwest agreed to purchase an aggregate of 6,837,615 shares of Common Stock from the Shareholders at a purchase price of Two Hundred Ten Thousand Dollars ($210,000) or $.0307 per share and payable as follows:
(i)One Hundred Five Thousand Dollars ($105,000) via a certified check at the closing; (ii) a promissory note in the amount of One Hundred Thousand Dollars ($100,000) with interest at the rate of five percent (5%) per annum, payable within one (1) year, with a payment in the amount of Twenty Five Thousand Dollars ($25,000) to be made within six (6) months of the closing to be applied toward principal only; and (iii) payment to NevWest Securities Corp. ("NevWest") in the amount of $5,000 to be delivered at the closing, for its services on behalf of the Shareholders as a broker and finder pertaining to this transaction. As additional consideration, Midwest transferred to the Shareholders, on a pro rata basis: (1) 325,000 newly issued shares of the Registrant's Common Stock, restricted pursuant to Rule 144 of the Securities Act; and (ii) 25,000 free-trading shares of common stock of CSRV owned by Midwest. No other transaction in the Common Stock was effected during the past sixty days by Midwest.

      (d)    Not Applicable.

         (e) Kamyar Beihagi and Donald Miner ceased to be the beneficial owner of more than 5% of the Registrant's common stock on April 19, 2002.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Not applicable.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1 - Stock Purchase Agreement dated April 19, 2002 among Midwest, Kamyar Beihagi, Don Miner, Michael Kelly, Lloyd and Joanne McEwan, Antonio Santos and Pangea Pacific LLC, and Edgar Filing.net, Inc.


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CUSIP NO.   279 754 10 5                                  PAGE 4 OF  4 PAGES
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                                   SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2002

                                    MIDWEST MERGER MANAGEMENT, LLC



                                /s/ Michele Brown
                                --------------------------
                                Michele Brown, Secretary